BCW SECURTIES LLC

ANNUAL REPORT

Pursuant to Rule 17a-5(d) of

The Securities Exchange Act of 1934

SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67685

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCW SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 POST ROAD WEST, SUITE 200
(No. and Street)

WESTPORT, (City) CT (State) 06880 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark A. Bernegger (Name) 203-983-3350 (Area Code – Telephone Number) mbernegger@rmginvestments.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Bernegger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCW SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA WHYTE
My Commission Expires 01-31-27
NOTARY PUBLIC
CONNECTICUT

Signature: [signature]

Title: CHIEF COMPLIANCE OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of BCW Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCW Securities LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member’s equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II (“Supplemental Information”) has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The Supplemental Information is the responsibility of the Company’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2024.
Century City, California
March 25, 2025

BCW SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	275,000
Accounts receivable		64,526
Prepaid Expenses		19,842
TOTAL ASSETS	**$**	**359,368**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	10,878
Commission payable		51,621
Total liabilities		**62,499**

Member's equity

Member's equity		296,869
Total member's equity		**296,869**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**359,368**

BCW SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue

Investment banking income	$ 2,087,818
Total Revenue	2,087,818

Expenses

Commissions	1,269,357
Professional fees	120,725
Rent	21,170
Regulatory and compliance	40,863
Communications	15,831
Other operating expenses	42,123
Total Expenses	1,510,069

Net Income $ **577,749**

BCW SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's Equity
Balance at January 1, 2024	$ 195,480
Net Income	577,749
Member Distributions	(476,360)
Balance at December 31, 2024	$ 296,869

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net Income	$	577,749
Adjustments to reconcile net income to net cash flows provided by/(used in) operating activites:		
(Increase) decrease in operating assets:		
Accounts receivable		(64,526)
Prepaid Expenses		(767)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(4,211)
Commission payable		51,621
Net cash provided by operating activities		559,866
Cash flows from investing activities:		-
Cash flows from financing activities:		
Member Distributions		(476,360)
Net cash (used in) financing activities		(476,360)
Net increase in cash		83,506
Cash, beginning of year		191,494
Cash, end of year	$	275,000

Supplemental Cash Flow Disclosure		
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES**

Nature of Operations

BCW Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on February 5, 2008. The Company was organized on May 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management").

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Accounts Receivable

Revenues due but not yet received that are expected to be collected within one year are recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company follows the guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied and collection is assured. For the year ending December 31, 2024, the Company recorded success fees of $525,037.

The Company receives retainers which are paid without a corresponding success fee. In these instances, revenue is recognized over time when the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer. For the year ending December 31, 2024, the Company recorded retainer income of $212,763.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (Continued)**

Revenue Recognition (continued)

For finders' fees the Company works on behalf of a fund to find potential investors for programs such as the U.S. Citizenship and Immigration Services (USCIS) EB5 Immigrant Investor Program (EB5) or a private equity structure. Once investors are accepted the Company has met its performance obligations to both types of clients and fees are earned at this point in time. The fees that the Company receives for EB5 program investors are based on a percentage of the administrative fee paid by the investor to USCIS and are billed and recognized when USCIS receives the deposit. In addition, if an EB5 investor makes additional investments in a qualified investment the Company receives annual interest on the additional funds. Fees for private equity structures, whose life cycles generally range from 7 to 10 years, are received upon liquidation when the investors' principal is returned and profits realized. For the year ending December 31, 2024, the Company recorded finder fees of $1,350,018.

Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered and the performance obligations are deemed satisfied. There were no open contracts that would result in the recognition deferred revenue as of December 31, 2024.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its member. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2024, the member's tax years for 2023, 2022 and 2021 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no such events that require recording or disclosure in the financial statements.

2) **ALLOWANCE FOR CREDIT LOSSES**

In June 2016 FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts. The Company adopted the standard effective January 1, 2023. The adoption did not have a material impact to the financial statements.

3) **LEASE**

The Company has a short-term lease which is not subject to ASC 842.

4) **RELATED PARTY TRANSACTIONS**

The Company paid a monthly rent fee to Management. For the year ended December 31, 2024, rent fees paid amounted to $13,790. These expenses have been reflected in the Statement of Income in the appropriate category. As of December 31, 2024, there were no accounts payable recorded for rent fees owed to Management.

5) **CONCENTRATIONS OF RISK**

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

As the Company's revenue is derived from private placement transactions, revenue concentration is not uncommon. In 2024, approximately 76.1% of the Company's revenue was derived from four clients. Further, in the normal course of business, the Company engages in business relationships with new clients. As private placement transactions are typically event driven (ex., acquisition), the firm's largest clients (measured by Company revenue) will change each year.

6) **INDEMNIFICATIONS**

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party

6) **INDEMNIFICATIONS (Continued)**

service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $264,122 which is $259,122 in excess of required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2024 is 0.237 to 1.

8) **COMMITMENTS, GUARANTEES AND CONTINGENCIES**

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2024.

9) **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, there were no ASU's issued by the FASB that had a material impact on the Company's financial statements for the year then ended.

10) **SEGMENT REPORTING**

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assesses performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

11) **FIDELITY BOND COVERAGE**

The Company did not have the proper fidelity bond coverage as of December 31, 2024. As of March 25, 2025, the Company acquired the proper fidelity bond coverage.

BCW SECURTIES LLC

SUPPORTING SCHEDULES

DECEMBER 31, 2024

BCW SECURITIES LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("SEA")
FOR THE YEAR ENDED DECEMBER 31, 2024

Total member's equity		$	296,869
Non-allowable assets, deductions and charges:			
Accounts receivable	$ 12,905		
Prepaid expenses	19,842		
Total non-allowable assets, deductions and charges			32,747
Net capital		$	264,122

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $62,499)		$	4,167
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	259,122
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$	258,122

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition		$	62,499
Percentage of aggregate indebtedness to net capital			23.66%
Ratio of aggregate indebtedness to net capital			0.237 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's most recent unaudited form X-17a-5, Part II-A.

BCW SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS AND
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
  PURSUANT TO SEA RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2024

We have determined that the Company does not meet any of the exemption conditions of
paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also
(1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for
or to customers, other than money or other consideration received and promptly transmitted in
paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry
accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3)
and therefore is covered by Footnote 74 of the SEC Release No. 34-70073.

BCW Securities LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of BCW Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCW Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) BCW Securities LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. BCW Securities LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCW Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
March 25, 2025

BCW Securities LLC

Member FINRA/SIPC
55 Post Road West, Suite 200
Westport, CT 06880
Ph: 203-983-3350
www.rmginvestments.com

BCW Securities LLC
Exemption Report
For the Year Ended December 31, 2024

BCW Securities LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements, (2) EB-5 finder fees and (3) merger and acquisitions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BCW Securities LLC

I, Mark A. Bernegger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Chief Compliance Officer

BCW Securities LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of BCW Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BCW Securities LLC and the SIPC, solely to assist you and SIPC in evaluating BCW Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. BCW Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BCW Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BCW Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
March 25, 2025


BCW Securities LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2024


	Amount
Total assessment	$ 3,131
SIPC-6 general assessment	
Payment made on July 22, 2024	(1,961)
SIPC-7 general assessment	
Payment made on February 26, 2025	(1,170)
Total assessment balance	
(overpayment carried forward)	$ -